UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

AMPCO-PITTSBURGH CORPORATION

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

032037103

(CUSIP Number)

Altor Fund II GP Limited

11-15 Seaton Place

St. Helier, Jersey JE4 0QH Channel Islands

Tel: +44 1534 833 033

With copies to:

Johan Steen

White & Case Advokat AB

Biblioteksgatan 12

Box 5573

SE-144 85 Stockholm

Tel: +46 701 721 644

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 032037103

1	NAME OF REPORTING PERSON. Altor II Aggregator Topco Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey (Channel Islands)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,776,604 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,776,604 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,776,604 shares
12	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 19,093,738 shares of common stock outstanding as of August 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2021.

CUSIP No. 032037103

1	NAME OF REPORTING PERSON. Altor Fund II GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey (Channel Islands)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,776,604 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,776,604 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,776,604 shares
12	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 19,093,738 shares of common stock outstanding as of August 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2021.

CUSIP No. 032037103

1	NAME OF REPORTING PERSON. Altor Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey (Channel Islands)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,776,604 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,776,604 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,776,604 shares
12	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, OO

(1)	Based on 19,093,738 shares of common stock outstanding as of August 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2021.

Amendment No. 2 to Schedule 13D

This amendment to Schedule 13D (this “Amendment”) is being filed by Altor II Aggregator Topco Limited, Altor Fund II GP Limited, and Altor Holdings Limited (collectively, the “Reporting Persons”, and each, a “Reporting Person”) and relates to the common stock (the “Issuer Common Stock”) of Ampco-Pittsburgh Corporation (the “Issuer”) held by the Reporting Persons.

The Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2016 (the “Initial Schedule 13D”), as amended and supplemented by Amendment No. 1 filed on August 12, 2020, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment (the Initial Schedule 13D as amended, the “Schedule 13D”). This Amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

ITEM 2. IDENTITY AND BACKGROUND

The disclosure in Item 2 is hereby amended and restated in its entirety to read as follows:

(a)	This Schedule 13D is filed by Altor II Aggregator Topco Limited, a Jersey (Channel Islands) limited liability company (“Altor II Aggregator”), Altor Fund II GP Limited, a Jersey (Channel Islands) limited liability company (“Altor GP”), and Altor Holdings Limited, a Jersey (Channel Islands) limited liability company (“Altor Holdings”).

The Reporting Persons have entered into a joint filing agreement, dated August 12, 2020, a copy of which is attached as an exhibit to this Schedule. Each of the Reporting Persons disclaims beneficial ownership in all shares of Common Stock reported herein, except to the extent of the Reporting Person’s respective pecuniary therein. This filing shall not be deemed an admission that any of the Reporting Persons constitute a “group” for purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended.

Each of Altor II Aggregator and Altor Holdings has a board of directors. The name, present principal occupation and citizenship of each director of Altor II Aggregator and Altor Holdings (the “Covered Individuals”) is set forth below.

Name of Covered Individual	Present Principal Occupation of Covered Individual	Citizenship of Covered Individual
Altor II Aggregator
John Boothman	Director of Altor II Aggregator	Jersey
Heidi Birtwistle	Director of Altor II Aggregator	Jersey
Brendan McMahon	Director of Altor II Aggregator	Jersey
Altor Holdings
Søren Johansen	Partner of Altor Equity Partners A/S	Denmark
Stefan Linder	Partner of Altor Equity Partners AB	Sweden

(b)	The principal business address of each of the Reporting Persons and Covered Individuals is PO Box 730, 11-15 Seaton Place, St. Helier, Jersey JE4 0QH Channel Islands.

(c)	The principal business of each of the Reporting Persons is to make investments in the securities of privately held and other businesses. The present principal occupation of each of the Covered Individuals is set forth in Item 2(a) above.

(d)	During the last five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The place of organization of each of the Reporting Persons and the citizenship of each of the Covered Individuals is set forth in Item 2(a) above.

ITEM 4. PURPOSE OF TRANSACTION

The disclosure in Item 4 is hereby amended and restated in its entirety as follows:

The information contained in Items 3 above and 6 below is incorporated herein by reference.

On March 3, 2016, concurrent with its acquisition of the Issuer Common Stock described in Item 3 of the Schedule, Altor GP, with respect to the shares of Issuer Common Stock directly held by Altor II Aggregator Topco Limited (initially held by various other affiliated funds that were reporting persons on the initial Schedule), entered into a Shareholder Support Agreement with the Issuer (the “Support Agreement”). On August 10, 2021 Altor GP and the Issuer entered into an amendment to the Support Agreement. The Support Agreement, as amended (the “Amended Support Agreement”), provides for elimination of Altor GP’s right to nominate a director to the Issuer’s board of directors (the “Board”). The Amended Support Agreement also provides that Altor GP’s right to designate a Board observer (which right was included in the original Support Agreement and is described below under “—Board Observer Right”) will terminate if it ceases to collectively own at least 444,151 shares of Issuer Common Stock or otherwise notifies the Issuer that it should withhold certain confidential information from the Board observer. All other provisions of the original Support Agreement remain unchanged as a result of the Amendment, and are summarized below for completeness.

Board Observer Right

Under the Amended Support Agreement, as in the original Support Agreement, Altor GP and its permitted transferees may select one non-voting observer to the Issuer’s Board and all committees of the Board. In the event the non-voting observer designated by Altor GP and its permitted transferees can no longer serve, the Amended Support Agreement permits Altor GP and its permitted transferees to designate a replacement.

Other Rights and Obligations

As discussed in more detail in Item 6 of the Schedule, the Amended Support Agreement between the Issuer and Altor GP grants Altor GP certain registration rights, while limiting the ability of Altor GP to transfer and acquire shares of Issuer Common Stock and to take certain actions relating to the Issuer. For more information, see Item 6 of the Initial Schedule 13D.

Termination

The Amended Support Agreement automatically terminates when Altor GP and its permitted transferees, including certain affiliates of Altor GP, no longer beneficially own in the aggregate any shares of Issuer Common Stock.

Other Purposes

The Reporting Persons acquired the Issuer Common Stock in March 2016 for investment purposes and have reviewed, and intend to continue reviewing, their respective investments in the Issuer on a continuing basis. From time to time and at any time in the future, the Reporting Persons may, subject to the restrictions on Altor GP and its permitted transferees contained in the Amended Support Agreement, including the Standstill Period and transfer limitations discussed in Item 6 of the Schedule, take such actions with respect to their investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional Shares and/or other equity, debt, notes, other securities or derivative or other instruments of the Issuer that are based upon or relate to the value of the shares of Issuer Common Stock or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of the Schedule. Altor GP and the Issuer entered into the Amendment in order to provide greater flexibility to the Reporting Persons’ in selling its Issuer Common Stock to the extent it later decides to do so.

In determining how to act with respect to its investment in the Issuer Common Stock, the Reporting Persons may consider factors such as the terms of the Amended Support Agreement, including the thresholds of beneficial ownership needed to maintain such terms, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board, price levels of the shares of Issuer Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of the Schedule. The Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

The foregoing description of the Amended Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is filed as an exhibit to the Schedule 13D and is incorporated herein by reference, and the original Support Agreement, a copy of which is re-filed as an exhibit to this Amendment and is incorporated herein by reference.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Item 7 is hereby amended and restated in its entirety as follows:

1	Joint Filing Agreement, dated August 12, 2020, between Altor Holdings Limited, Altor Fund II GP Limited and Altor II Aggregator Topco Limited (incorporated by reference to Exhibit 1 to Altor Holdings Limited, Altor Fund II GP Limited and Altor II Aggregator Topco Limited’s Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on August 12, 2020).
2	Shareholder Support Agreement, dated March 3, 2016, between Ampco-Pittsburgh Corporation and Altor Fund II GP Limited (incorporated by reference to Exhibit 10.2 to Ampco-Pittsburgh Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 7, 2016).
3	Amendment No. 1 to Shareholder Support Agreement, dated August 10, 2021, between Ampco-Pittsburgh Corporation and Altor Fund II GP Limited (incorporated by reference to Exhibit 10.2 to Ampco-Pittsburgh Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 13, 2021) .

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2021

ALTOR HOLDINGS LIMITED

By:	/s/ Charles Perchard
Name:	Charles Perchard
Title:	Authorized Signatory

By:	/s/ Guna Gunasekaran
Name:	Guna Gunasekaran
Title:	Authorized Signatory

ALTOR FUND II GP LIMITED

By:	/s/ Charles Perchard
Name:	Charles Perchard
Title:	Authorized Signatory

By:	/s/ Guna Gunasekaran
Name:	Guna Gunasekaran
Title:	Authorized Signatory

ALTOR II AGGREGATOR TOPCO LIMITED

By:	/s/ Charles Perchard
Name:	Charles Perchard
Title:	Authorized Signatory

By:	/s/ Guna Gunasekaran
Name:	Guna Gunasekaran
Title:	Authorized Signatory